SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Partnership with Banco do Brasil will allow customers to pay in up to 36 installments

We are already negotiating with other banks

São Paulo, November 24, 2009 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) and Banco do Brasil have signed a partnership that, starting next week, will enable Banco do Brasil account holders with credit limits to purchase airline tickets on the TAM website (www.tam.com.br) and pay for them in installments for up to 36 months. It is the first such partnership TAM has established, and it is planning to make similar deals with other partners in coming months.

"Thanks to our partnership with Banco do Brasil and, soon, with other financial institutions, we are going to show people who make long-distance trips by bus that airline tickets can fit into the budget of those with bank accounts who have credit lines," states Libano Barroso, TAM president. "More than that, they will have a chance to see for themselves that going by plane is much faster, more comfortable and in many cases cheaper than going by bus, if we take into account all of the expenses involved in trips of approximately 1,000 kilometers, which can take two or three days overland, including expenses for food."

Barroso emphasizes that the financial advantage increases when a traveler plans his trip and buys the ticket in advance, because he has a good chance of finding seats at attractive "promo" rates on flights traveling at off-peak hours.

Starting next week, the installment payment option will be available on TAM's website exclusively for individual customers with accounts at Banco do Brasil who have access to credit limits, when the traveler chooses the desired flight, date and time. On selecting the method of payment, the traveler will be offered the option of "installment payment," which was not previously available.

In a fast and simple procedure, clicking the link represented by the Banco do Brasil logo will connect the traveler to the Bank´s space, where his account number, login and password will be requested. At this point, the traveler enters the line of credit he has available, and can then select the number of installment payments with the monthly amount most convenient for him. The total amount due covers the full cost of the ticket, including airport taxes.

After completing the purchase process over the Internet, the traveler will receive confirmation of the transaction within 48 hours. He will also receive the e-ticket number and reservation code, which he should present at check-in, together with his original identity document.
Banco do Brasil has a base of 30 million clients made up of individual people, with 15 million having a credit line available for loans and financing.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 44.6% domestic market share and 86.8% international market share at the end of October 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.5 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.